UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CURAEGIS TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23127Q102

(CUSIP Number)

E. Philip Saunders

762 Brooks Avenue

Rochester, NY 14619

Telephone (585) 783-2611

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons E. Philip Saunders
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of	7	Sole Voting Power 2,850,000
Shares Beneficially Ownedby	8	Shared Voting Power 0
Each Reporting Person	9	Sole Dispositive Power 2,850,000
with	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 2,850,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.78%
14	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Common Stock”) of CurAegis Technologies, Inc., a New York corporation with its principal offices at 1999 Mt. Read Blvd., Bldg. 3, Rochester, New York 14615 (the “Company”).

Item 2.	Identity and Background.

This Schedule 13D is filed by E. Philip Saunders, (the “Reporting Person”). Mr. Saunders is one of the members of the Board of Directors of the Company. The business address of Mr. Saunders is 762 Brooks Avenue, Rochester, NY 14619. Mr. Saunders is president and chief executive officer of Saunders Management Co., a New York corporation that he owns. He also is chairman of the board of Genesee Regional Bank, Paul Smiths and Saunders Energy Holdings. Mr. Saunders is a citizen of the United States.

During the last five years the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchase was personal funds.

Item 4.	Purpose of the Transaction.

On August 25, 2016 the Reporting Person acquired a Convertible Promissory Note (the “Note”) in the original principal amount of $500,000 and a Common Stock Purchase Warrant (the “Warrant”) to purchase 200,000 shares of Common Stock under a Securities Purchase Agreement dated as of August 25, 2016, by and among the Reporting Person and the Company. The Note is convertible into 2,000,000 shares of Common Stock. The securities reported on herein are held for the purpose of investment.

The Reporting Person has no present plans to acquire additional securities of the Company; provided that the Reporting Person has the right to acquire beneficial ownership of additional securities under the Note and the Warrant pursuant to their respective terms. The conversion price of the Note is $0.25 per share. The purchase price for any shares of Common Stock issuable upon exercise of the Warrant is $0.25 per share, and the Warrant is exercisable immediately and up to and including August 25, 2026. The shares that may be purchased under the Note and Warrant are also subject to customary adjustments upon any recapitalization, capital reorganization or reclassification, consolidation, merger or transfer of all or substantially all of the assets of the Company.

Except as set forth above, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     The following disclosure assumes there is a total of 46,416,765 shares of Common Stock outstanding as of August 25, 2016.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person are 2,850,000 shares. The 2,850,000 shares beneficially owned by the Reporting Person represent approximately 5.78% of the total shares of Common Stock outstanding as of August 25, 2016. In addition to the Common Stock underlying the Note and Warrant, this also includes 400,000 shares of Common Stock issuable upon the conversion of 400,000 shares of Series C-3 Convertible Preferred Stock, par value $.01, and 250,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Saunders. Mr. Saunders has sole voting and dispositive power as to all of such shares.

(c)	Except as disclosed herein, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and incorporated by reference herein, to the knowledge of Mr. Saunders there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Saunders and any person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A.

Securities Purchase Agreement, dated as of August 25, 2016, by and between CurAegis Technologies, Inc. and E. Philip Saunders, incorporated by reference to Exhibit 4.1 of the Issuers Current Report on Form 8-K dated September 1, 2016.

B.

Convertible Promissory Note, dated August 25, 2016, by and between CurAegis Technologies, Inc. and E. Philip Saunders, incorporated by reference to Exhibit 4.2 of the Issuers Current Report on Form 8-K dated September 1, 2016.

C.

Common Stock Purchase Warrant, dated August 25, 2016, by and between CurAegis Technologies, Inc. and E. Philip Saunders, incorporated by reference to Exhibit 4.3 of the Issuers Current Report on Form 8-K dated September 1, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016	By:	/s/ E. Philip Saunders
E. Philip Saunders